                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No. )*

                    Under the Securities Exchange Act of 1934



                            CAPITAL TITLE GROUP, INC.
             ------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   140919 10 1
             ------------------------------------------------------
                                 (CUSIP Number)

                                 APRIL 28, 2004
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


             Check the appropriate box to designate the rule pursuant to which this Schedule is filed


                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


              * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

              The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No.  140919 10 1
- -----------------------------------------------------------------------------

     1) Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (entities only)

          HOT CREEK CAPITAL, L.L.C.
- -----------------------------------------------------------------------------
     2) Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [  ]
     (b)  [  ]
- -----------------------------------------------------------------------------

     3) SEC Use Only
- -----------------------------------------------------------------------------

     4) Citizenship or Place of Organization

           Nevada
- -----------------------------------------------------------------------------

Number of            (5)  Sole Voting Power                              0
Shares               ----------------------------------------------------------
Beneficially         (6)  Shared Voting Power                    1,320,000
Owned by             ----------------------------------------------------------
Each Reporting-      (7)  Sole Dispositive Power                         0
Person               ----------------------------------------------------------
With                 (8)  Shared Dispositive Power               1,320,000
- -----------------------------------------------------------------------------

      9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,320,000
- -----------------------------------------------------------------------------

     10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                 Not applicable
- -----------------------------------------------------------------------------

     11)  Percent of Class Represented by Amount in Row 9

                    6.3%
- -----------------------------------------------------------------------------

     12)  Type of Reporting Person (See Instructions)

                    OO
- -----------------------------------------------------------------------------




CUSIP No.  140919 10 1
- ------------------------------------------------------------------------------

     1) Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         HOT CREEK INVESTORS, L.P.
- ------------------------------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [  ]
     (b)  [  ]
- ------------------------------------------------------------------------------

     3) SEC Use Only
- ------------------------------------------------------------------------------

     4) Citizenship or Place of Organization

           Nevada
- ------------------------------------------------------------------------------

Number of           (5)  Sole Voting Power                              0
Shares              ------------------------------------------------------------
Beneficially        (6)  Shared Voting Power                    1,320,000
Owned by            ------------------------------------------------------------
Each Reporting-     (7)  Sole Dispositive Power                         0
Person              ------------------------------------------------------------
With                (8)  Shared Dispositive Power               1,320,000
- ------------------------------------------------------------------------------

      9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                    1,320,000
- ------------------------------------------------------------------------------

     10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                 Not applicable
- ------------------------------------------------------------------------------

     11)  Percent of Class Represented by Amount in Row 9

                 6.3%
- ------------------------------------------------------------------------------

     12)  Type of Reporting Person (See Instructions)

                 PN
- ------------------------------------------------------------------------------

CUSIP No.  140919 10 1
- ------------------------------------------------------------------------------




     1) Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (entities only)

           David M. W. Harvey
- ------------------------------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [  ]
     (b)  [  ]
- ------------------------------------------------------------------------------

     3) SEC Use Only
- ------------------------------------------------------------------------------

     4) Citizenship or Place of Organization

          U.S.A.
- ------------------------------------------------------------------------------

Number of           (5)  Sole Voting Power                               0
Shares              ------------------------------------------------------------
Beneficially        (6)  Shared Voting Power                     1,320,000
Owned by            ------------------------------------------------------------
Each Reporting-     (7)  Sole Dispositive Power                          0
Person              ------------------------------------------------------------
With                (8)  Shared Dispositive Power                1,320,000
- ------------------------------------------------------------------------------

      9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                    1,320,000
- ------------------------------------------------------------------------------

     10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                 Not applicable
- ------------------------------------------------------------------------------

     11)  Percent of Class Represented by Amount in Row 9

                    6.3%
- ------------------------------------------------------------------------------

     12)  Type of Reporting Person (See Instructions)

                    IN
- ------------------------------------------------------------------------------

 Item 1:

          (a)  Name of Issuer:

                   Capital Title Group, Inc. (the "Issuer")

          (b)  Address of Issuer's Principal Executive Offices:

                   2901 East Camelback Road
                   Phoenix, Arizona 85016

 Item 2:

          (a)  Name of Person Filing:

                   This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Hot Creek Capital, L.L.C. (the "General Partner"), (ii) Hot Creek Investors, L.P. ("Investors"), and (iii) David
                   M. W. Harvey, the principal member of the General Partner ((i), (ii), and (iii) being collectively, the "Filing Persons"). The Stock and Warrants of the Issuer (the "Stock") which are the subject of this
                   Schedule 13G is held by Investors. The other Filing Persons are joining in this Schedule 13G because they exercise voting and investment power over the Stock held by Investors. The Filing Persons have entered into a Joint Filing Agreement, dated as of April 28, 2004, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Filing Persons expressly disclaim that they have agreed to act as a group.

          (b) Address of Principal Business Office or, if none, Residence:

                   6900 South McCarran Boulevard, Suite 3040
                   Reno, Nevada 89509

          (c)  Citizenship:

                   Nevada for Investors and the General Partner;
                   David M. W. Harvey is a citizen of the U.S.A.

          (d)      Title of Class of Securities:

                           Common Stock

          (e)       CUSIP Number:

                           140919 10 1

         Item 3:  Not applicable




Item 4:   Ownership.

          (a)  Amount beneficially owned:

                1,320,000 shares of Stock may be deemed beneficially owned within the meaning of Rule 13d-3 of the Act by each of Investors, the General Partner and, David M. W. Harvey. Such number of shares includes the sum of (i) 1,100,000 shares of Common Stock and (ii) 220,000 shares of Common Stock issuable upon the assumed exercise of Warrants held by Investors. The General Partner and David M. W. Harvey expressly disclaim direct and beneficial ownership of the shares of Stock reported as deemed to be beneficially owned by them.

                Based on Form 10-K dated December 31, 2003, the Issuer had 18,315,793 shares of Common Stock issued and outstanding as of that date. As set forth in the Issuer's Press Release dated April 29, 2004 on that date the Issuer sold 2,800,000 additional shares of Common Stock. Accordingly, the 1,320,000 shares of Stock which may be deemed to be beneficially owned by Investors represent approximately 6.3 percent (6.3%) of the Issuer's issued and outstanding Common Stock thereafter.

          (b)  Percent of class: 6.3%

          (c)  Number of shares as to which the person has:

               (i) Sole power to vote or to direct the vote                                  0
               (ii) Shared power to vote or to direct the vote                       1,320,000
               (iii) Sole power to dispose or to direct the disposition of                   0
               (iv) Shared power to dispose or to direct the disposition of          1,320,000

Item 5:   Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6:   Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Not applicable.

Item 8:   Identification and Classification of Members of the Group.

                  Not applicable.

Item 9:   Notice of Dissolution of Group.

                  Not applicable.

Item 10:  Certifications.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        HOT CREEK CAPITAL, L.L.C.
                                        By:   /s/ David M. W. Harvey
Dated: April 28, 2004                   ------------------------------
                                        Name: David M. W. Harvey
                                        Title: Managing Member

                                        HOT CREEK INVESTORS, L.P.
                                        By its General Partner
                                        HOT CREEK CAPITAL, L.L.C.
                                        By:   /s/ David M. W. Harvey
Dated: April 28, 2004                   ------------------------------
                                        Name: David M. W. Harvey
                                        Title: Managing Member

                                        By:   /s/ David M. W. Harvey
Dated: April 28, 2004                   ------------------------------
                                        Name: David M. W. Harvey


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